SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GCI LIBERTY, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Title of Class of Securities)

Series A Common Stock: 36164V 305
Series B Common Stock: 36164V 404
Series A Cumulative Redeemable Preferred Stock: 36164V 503
(CUSIP Numbers)

John C. Malone
c/o GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A common stock: 36164V 305

Series B common stock: 36164V 404

Series A Cumulative Redeemable Preferred Stock: 36164V 503

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A common stock: 607,021 (1), (2), (3) Series B common stock: 3,954,492 (1) Series A Cumulative Redeemable Preferred Stock: 10 (3)

	8.	Shared Voting Power Series A common stock: 0 (2) Series B common stock: 66,683 (4) Series A Cumulative Redeemable Preferred Stock: 0

	9.	Sole Dispositive Power Series A common stock: 607,021 (1), (2), (3) Series B common stock: 3,954,492 (1) Series A Cumulative Redeemable Preferred Stock: 10 (3)

	10.	Shared Dispositive Power Series A common stock: 0 (2) Series B common stock: 66,683 (4) Series A Cumulative Redeemable Preferred Stock: 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Series A common stock: 607,021 (1), (2), (3)
Series B common stock: 4,021,175 (1), (4)
Series A Cumulative Redeemable Preferred Stock: 10 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A common stock: Less than 1% (5) Series B common stock: 89.6% (5) Series A Cumulative Redeemable Preferred Stock: Less than 1% (5)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 79,243 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 123,847 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2)           Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone as noted above; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 4,628,196 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 4.4%, subject to the relevant footnotes set forth herein.

(3)           Includes (i) 410,178 shares of Series A Common Stock and 10 shares of the Issuer’s Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) and (ii) 117,600 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 79,243 shares of Series A Common Stock are pledged by the LM Revocable Trust to Merrill Lynch, in each case, in connection with margin loan facilities extended by Fidelity and Merrill Lynch, respectively.

(4)           Includes 66,683 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(5)           For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 101,324,141 and the total number of shares of Series B Common Stock outstanding was 4,488,674, in each case, as of April 30, 2020, as reported by GCI Liberty, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the Securities and Exchange Commission on May 7, 2020 (the “10-Q”). 7,200,919 shares of the Preferred Stock were outstanding as of March 31, 2020, as reported in the 10-Q. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock and Preferred Stock are not convertible at the option of the holder. The holders of Series A Common Stock, Series B Common Stock and Preferred Stock generally vote as a single class with respect to all matters voted on by the stockholders of the Issuer. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 27.5% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Items 1 and 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

John C. Malone

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), and Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (the “Issuer” or “GCI Liberty”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on March 16, 2018, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on June 29, 2020 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On August 6, 2020, GCI Liberty entered into the Merger Agreement (as defined below) with Liberty Broadband Corporation (“Liberty Broadband”) and certain of its subsidiaries that provides for, among other things, a proposed combination of GCI Liberty and Liberty Broadband as described in Item 6 below. On August 6, 2020, Mr. Malone entered into the GCI Liberty Voting Agreement (as defined below) with the Issuer in order to support the proposed Combination (as defined below) with the Issuer as described in Item 6 below.

The information contained in Item 6 of this Amendment is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 607,021 shares of Series A Common Stock (including 79,243 shares held by a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding shares of Series A Common Stock, (ii) 4,021,175 shares of Series B Common Stock (including (x) 123,847 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, and (y) 66,683 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 89.6% of the outstanding shares of Series B Common Stock, and (iii) 10 shares of Preferred Stock, which represent less than 1% of the outstanding shares of Preferred Stock.

The foregoing percentage interests are based on 101,324,141 shares of Series A Common Stock and 4,488,674 shares of Series B Common Stock, in each case, outstanding as of April 30, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 7, 2020 (the “10-Q”). The foregoing percentage interests are also based on 7,200,919 shares of the Preferred Stock outstanding as of March 31, 2020, as reported in the 10-Q. Each share of Series A Common Stock is entitled to one vote, each share of Series B Common Stock is entitled to ten votes, and each share of Preferred Stock is entitled to one-third of a vote, in each case, on all matters presented to shareholders of the Issuer for their approval. Accordingly, the Reporting Person may be deemed to beneficially own voting equity securities representing 27.5% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, the LM Revocable Trust, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock and Preferred Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)           Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock or Preferred Stock since Amendment No. 1 to the Schedule 13D was filed with the SEC on June 29, 2020.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The Merger Agreement

On August 6, 2020, GCI Liberty entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among GCI Liberty, Liberty Broadband, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”).  The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into GCI Liberty (the “Merger”), with GCI Liberty surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of GCI Liberty (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Liberty Broadband.

Pursuant to the Merger Agreement, (i) each share of Series A Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series C Common Stock (the “Series A Consideration”), (ii) each share of Series B Common Stock issued and outstanding at the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to, appraisal of such shares) will be converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), plus cash (without interest) in lieu of any fractional shares of LBRD Series B Common Stock (the “Series B Consideration” and, together with the Series A Consideration, the “Common Consideration”)

and (iii) each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) will be converted into the right to receive a share of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, to be issued by Liberty Broadband (the “LBRD Preferred Stock”) (the “Preferred Consideration” and, together with the Common Consideration, the “Merger Consideration”). The LBRD Preferred Stock will have substantially identical terms to the Preferred Stock, including a mandatory redemption date of March 8, 2039. At the closing of the Combination, (i) former holders of the Common Stock are expected to own in the aggregate shares of LBRD Series C Common Stock and LBRD Series B Common Stock representing approximately 30.6% of the total number of outstanding shares of LBRD Series C Common Stock, LBRD Series B Common Stock and Series A common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series A Common Stock”), LBRD Series B Common Stock and LBRD Series C Common Stock, (ii) former holders of the Preferred Stock will own in the aggregate all outstanding shares of LBRD Preferred Stock and (iii) former holders of Common Stock and Preferred Stock are expected to own, in the aggregate, approximately 16.7% of the voting power of Liberty Broadband. The foregoing percentages are based on approximately 26.5 million shares of LBRD Series A Common Stock, approximately 2.5 million shares of LBRD Series B Common Stock and approximately 153.0 million shares of LBRD Series C Common Stock outstanding as of July 15, 2020 and approximately 101.3 million shares of Series A Common Stock and approximately 4.5 million shares of Series B Common Stock outstanding as of April 30, 2020 and approximately 7.2 million shares of Preferred Stock outstanding as of March 31, 2020.

The closing of the Combination is subject to certain mutual conditions, including (1) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon, voting together as a single class; (2) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of GCI Liberty entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (3) the approval of the stock issuances contemplated by the Merger Agreement and an Exchange Agreement, made and entered into on August 6, 2020, by and among Mr. Malone, a revocable trust of which Mr. Malone is the sole trustee and beneficiary and Liberty Broadband (the “Exchange Agreement”), by the affirmative vote of holders of a majority of the aggregate voting power of the outstanding shares of Liberty Broadband capital stock represented in person or by proxy at the meeting and entitled to vote on the subject matter, voting together as a single class; (4) the adoption of the Merger Agreement by the holders of at least a majority of the aggregate voting power of the outstanding shares of Liberty Broadband entitled to vote thereon not owned by Mr. Malone and certain other persons, voting together as a single class (i.e., a majority of the minority vote) (which condition may not be waived); (5) any required approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in respect of the Combination and other transactions contemplated by the Merger Agreement; (6) any required approvals of the United States Federal Communications Commission and the Regulatory Commission of Alaska in respect of the Combination and other transactions contemplated by the Merger Agreement; (7) the absence of any order or law that has the effect of enjoining or otherwise prohibiting the closing of the Combination or any of the other transactions contemplated by the Merger Agreement and related transaction documents; (8) the approval for listing of the shares of LBRD Series C Common Stock and LBRD Preferred Stock to be issued as Merger Consideration on the NASDAQ Global Select Market and the effectiveness under the Securities Act of 1933, as amended, of a registration statement on Form S-4 with respect to the Merger Consideration shares to be issued; and (9) the delivery of an opinion by Skadden, Arps, Slate, Meagher & Flom LLP to GCI Liberty to the effect that the Combination will not impact the tax treatment of the 2018 split-off of GCI Liberty by Qurate Retail, Inc., a Delaware corporation (formerly known as Liberty Interactive Corporation).  The respective obligation of each party to consummate the Combination is also conditioned upon (x) the delivery of an opinion from such party’s tax counsel to the effect that the Combination will qualify as a “reorganization” for U.S. federal income tax purposes, (y) the other party’s representations and warranties being true and correct (subject to certain materiality and material adverse effect qualifications), and the other party having performed in all material respects its obligations under the Merger Agreement and (z) the absence of a material adverse effect on such party.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Merger Agreement which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2020.

The Voting Agreement

In connection with the transactions contemplated by the Merger Agreement, on August 6, 2020, Mr. Malone and certain related holders (the “Malone Group”) entered into a voting agreement (the “GCI Liberty Voting Agreement”) with Liberty Broadband and GCI Liberty, pursuant to which, subject to certain conditions, including that the special committee of GCI Liberty (the “GCI Liberty Special Committee”), consisting solely of independent and disinterested directors of GCI Liberty, and the board of directors of GCI Liberty (the “GCI Liberty Board”) have not changed their recommendations, the Malone Group has committed to vote shares of Common Stock and Preferred Stock representing approximately 27.0% of the total voting power of the issued and outstanding shares of Common Stock as of April 30, 2020 and Preferred Stock as of March 31, 2020 in favor of the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of GCI Liberty called to vote upon the Merger. In addition, subject to certain conditions, including that the GCI Liberty Special Committee and the GCI Liberty Board have not changed their recommendations, the Malone Group has agreed to vote the shares of Common Stock and Preferred Stock subject to the GCI Liberty Voting Agreement against any Alternative Company Transaction (as defined in the Merger Agreement) and certain other matters. The GCI Liberty Voting Agreement will terminate upon, among other events, the termination of the Merger Agreement in accordance with its terms. Under the GCI Liberty Voting Agreement, GCI Liberty agrees to indemnify the Malone Group for certain losses incurred in connection with or arising out of the GCI Liberty Voting Agreement or Exchange Agreement, including, subject to certain conditions, reasonable fees and expenses of the Malone Group incurred in the defense of any such claim brought by a third party. Under the GCI Liberty Voting Agreement, GCI Liberty agrees to pay up to $62,500 of reasonable out-of-pocket costs and expenses incurred by the Malone Group in connection with the preparation, negotiation, execution and delivery of the GCI Liberty Voting Agreement.

The GCI Liberty Voting Agreement is included as Exhibit 7(b) to this Amendment. The foregoing description of the GCI Liberty Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the GCI Liberty Voting Agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

7(b)         Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein (incorporated by reference to Exhibit 10.2 to GCI Liberty’s Current Report on Form 8-K, filed on August 7, 2020, (File No. 001-38385)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2020

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

7(a)

Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive Corporation with the Securities and Exchange Commission on December 29, 2017 (File No. 001-33982)).

7(b)

Voting Agreement, dated as of August 6, 2020, by and among Liberty Broadband, GCI Liberty and the Stockholders named therein (incorporated by reference to Exhibit 10.2 to GCI Liberty’s Current Report on Form 8-K, filed on August 7, 2020, (File No. 001-38385)).